Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

September 26, 2014

Pamela Long
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC  20549

Re:	ABCO Energy, Inc. Response to SEC Comments to
Amendment No. 1  to  Form 10-Q/A
Filed August 20, 2014
File No. 000-55235

Ms. Long:

Our responses to your Comment Letter dated September 10, 2014, appear directly below each of the comments.  If we have done what has been requested, or the subject word, phrase, sentence or paragraph, as the case may be, has been deleted, we state “Done”; if not, we will make the appropriate comments.

Form 10-Q for the Quarterly Period Ended June 30, 2014

General

48.	To the extent applicable, please comply with the above comments in future filings.

Response: Done

Unregistered Sale of Equity Securities and Use of Proceeds, page 17

49.	You state that you issued 912,245 shares of common stock for $158,901 net of expenses during the quarter ended June 30, 2014.
However, disclosure in the first amendment to your Form 10 indicates that you issued 712,245 shares of common stock during the quarter ended June 30, 2014. In addition, if the “Comm. Paid” column on page 18 of the Form 10 represents commissions paid, it appears the 712,245 shares of common stock were issued for $62,849 net of commissions. Please advise.

Response: Done

We await any further questions or comments you may have on the enclosed Amendment or the above responses.

Very truly yours,

Brian P. Simon

Brian P. Simon

cc:       Charlie O’Dowd
            Jessica  Dickerson

BPS:dm

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